EXHIBIT 4.7
                             DISTRIBUTION AGREEMENT

THIS AGREEMENT is made as of the 15th day of January, 2003

BETWEEN :

(1) BOSCOM LTD. registered in Israel , registration number 512236431, whose registered office address is at Rabin House, Teradion Industrial Park, D.N. Misgav 20179 (the "COMPANY"), and

(2) BOSANOVA INC., a corporation duly organised under the laws of the State of Nevada, and having offices at 4536 East Casey Lane, Cave Creek, Arizona 85331 (the "DISTRIBUTOR"),

                              W I T N E S S E T H :

(A) The Company is the designer, manufacturer and producer of certain Products (as hereinafter defined);

(B) The Company wishes to appoint Distributor as a non-exclusive distributor of Products in the Territory on the terms and conditions hereinafter set forth ; and

(C) Distributor wishes to be appointed as a distributor of the Products on the terms and conditions set out below;

NOW, THEREFORE, the parties hereto have agreed as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, unless the context requires otherwise the following expressions shall have the following meanings:

     "BUSINESS LOGO"                    means the business logo reproduced in Schedule 2

     "INTELLECTUAL PROPERTY"            means  patents,  trade marks  (including the  Trademarks),  service marks, registered  designs,  applications  for any of the  foregoing,  copyright,
                                        database,  sui  generis  rights,  moral  rights,  Know-How,   confidential
                                        information,  trade or  business  names  and any other  similar  protected rights in any country

     "KNOW-HOW"                         means   know-how,   drawings,   circuit   diagrams,   computer   programs,
                                        expertise,  designs, processes,  specifications,  techniques and any other information  relating to the design and  manufacture  of the  Products and all other technical  information  which might  reasonably be of commercial interest to either party in the  development,  design,  manufacture,  sale or supply of the Products

     "MARKETING FUNDS"                  means the funds  contributed  by the  Company  for use by the  Distributor for marketing purposes

     "PRODUCTS"                         means the products listed in Schedule 1

     "PRODUCT DOCUMENTATION"            means  the  operating  manuals  and  other  literature   accompanying  the
                                        Products  for  use  by  end-users,  customers  and  distributors  and  any amendments issued by the Company from time to time

     "SALES TARGETS"                    means the sales  targets  set out in  Schedule 4 which  shall  include any revised sales targets agreed by the parties from time to time

     "TERRITORY"                        means USA, Canada & Mexico

     "TRADEMARKS"                       means BOS Better On-Line Solutions Inc and BOScom, a BOS company

1.2 The headings used in this Agreement are included for convenience only and are not to be used in construing or interpreting this Agreement.

1.3 Any reference to one gender shall include all genders and any reference to a person shall include people and partnerships, firms, limited liability companies, corporations, and other unincorporated bodies and companies and corporate bodies and all other legal entities of whatever kind and however constituted.

1.4 Any reference to a clause or a schedule shall (unless otherwise specifically provided) be to a clause or schedule of this agreement and any reference in a schedule to a paragraph shall unless otherwise specifically provided mean a reference to a paragraph of that schedule.

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


2.   APPOINTMENT

2.1  The Company hereby;-

     2.1.1 appoints the Distributor as a non-exclusive distributor of Products in the Territory; and

     2.1.2 grants to the Distributor a non exclusive licence to use the Business Logo and the Trademarks in connection with the sale of the Products on the terms and conditions and conditions set out below.

2.2 The Distributor shall perform its obligations hereunder in accordance with the terms of this Agreement and shall comply with all reasonable instructions relating to the Products which the Company may give to the Distributor from time to time.

2.3 The Distributor shall not be entitled to assign any of its rights or obligations under this agreement but shall be entitled to appoint sub-distributors to perform such obligations in the Territory provided that
     (1) the prior written consent to the appointment of the sub-distributor is obtained, (2) the appointment is made by a written sub-distributorship agreement that sets forth the same confidentiality provisions with regard to the Company's information as is set forth herein and is subject to the written consent of the Company and (3) the Distributor shall at all times remain responsible to the Company for the performance and obligations of its sub-distributors..

2.4 The Distributor shall not be entitled to any priority of supply of the Products over the Company's other customers but the Distributor will be entitled to an allocation of production and delivery not worse than that indicated by the date of delivery of its orders to the Company as compared to the date of delivery of orders to the Company by other customers.

2.5 The Distributor represents and warrants to the Company that it has the ability and experience to carry out the obligations assumed by it under this Agreement.

2.6 The Distributor shall be entitled to describe itself as the Company's authorised Distributor for the sale of the Products in the Territory, but shall not hold itself out as the Company's agent for the sales of the Products. The Distributor shall not have the right to bind the Company in any way and shall not represent nor hold itself out as having the right to bind the Company in any way.


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


2.7 The Company may from time to time advance to the Distributor amounts to be used by the Distributor for Co-op advertising. Such amounts shall be due and owing by the Distributor to the Company until paid and applied to Co-op advertising. An initial amount of $100,000 shall be advanced promptly after execution of this Agreement. The Distributor shall keep detailed books and records throughout the term of this Agreement with regard to unpaid and unapplied amounts advanced by the Company for Co-op advertising and shall send a copy of its Co-op advertising account (including all unpaid and unapplied amounts) to the Company each Monday during the term of this Agreement, updated through the previous Friday.

3.   TERM OF AGREEMENT

     This Agreement shall commence on the date hereof and unless sooner terminated in accordance with the provisions of this Agreement shall continue in effect for an initial period of one year and successive renewal periods of one year thereafter unless one party gives to the other a written notice that it intends not to renew the term of the Agreement not less than 60 days prior to the termination of the then current term of the Agreement.

4.   SALE AND PURCHASE OF THE PRODUCTS

4.1 The provisions of Schedule 3 shall apply to all Products sold to the Distributor by the Company and if there is any inconsistency between the provisions of Schedule 3 and the other provisions of this Agreement then the latter shall prevail.

4.2 All orders for Products must be forwarded to the Company on the Company's usual form Order Form, a copy of which is attached hereto as Exhibit A unless the Distributor obtains written consent in advance from the Company to place an order for the Products in another manner.

5.   TRAINING

5.1 The Company shall provide any necessary training to the Distributor or its personnel in accordance with its standard scale of charges in force from time to time and the Distributor will pay the Company for such services at such rate.

5.2 The Distributor shall ensure that all personnel engaged in the sale, distribution and installation of the Products attend such of the Company's training courses (at the Distributor's expense) as the Company deems necessary from time to time.


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


5.3 The Distributor shall offer to (and shall use reasonable efforts to persuade) all of its customers to take such training in the use of the Products as the Company shall recommend for particular products. The training shall be paid for by the Distributor. The Company shall charge the Distributor for such training such amounts as are in accordance with the Company's standard scale of charges for training as shall be in effect from time to time

6.   DISTRIBUTOR'S OBLIGATIONS

6.1  The Distributor shall:

     6.1.1 place all of its orders for Products only with the Company and use reasonable efforts to promote and sell the Products throughout the Territory;

     6.1.2 at all times conduct its business in a manner which reflects favourably on the Products and on the good name and reputation of the Company;

     6.1.3 neither by itself nor with others participate in any illegal, deceptive, misleading or unethical practices which may be detrimental to the Products, the Company or the public interest;

     6.1.4 if any dispute shall arise between the Distributor and any of its customers in respect of the Products (or their installation or support) promptly inform the Company and comply with all reasonable directions of the Company in relation thereto;

     6.1.5 at all times employ a sufficient number of sales and technical staff having sufficient training and expertise properly to demonstrate, sell and instruct customers in the use of the Products and capable of addressing customer enquiries and needs regarding the Products;

     6.1.6 at all times maintain adequate demonstration facilities for the Products;

     6.1.7 supply to the Company such reports, returns and other information relating to orders and projected orders for the Products as the Company may from time to time reasonably require;

     6.1.8 not make any promises or representations or give any warranties or guarantees in respect of the Products except such as are consistent with those which accompany the Products or as expressly authorised by the Company in writing;


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


     6.1.9 use the Company's Trademarks only in the registered or agreed style and only in connection with the marketing and sale of the Products except with the written consent of the Company and not use the Company's Intellectual Property in connection with any other products or services;

     6.1.10 except with the Company's prior written consent, not alter, obscure, remove, interfere with or add to any of the trade names, Trademarks, Business Logo, markings or notices affixed to or contained in the Products or the Product Documentation at the time at which they are delivered to the Distributor;

     6.1.11 except with the Company's prior consent, not alter or interfere with the Products or the Product Documentation;

     6.1.12 if it installs the Products, properly install them, following the Company's installation guidelines, and be responsible to the Customer for the proper installation of the Products;

     6.1.13 offer product support contracts to customers the form of which have been approved by the Company, and comply therewith;

     6.1.14 not offer or undertake any installation work in respect of the Products that it does not have the expertise to perform and immediately advise the Company of the potential installation work;

     6.1.15 provide efficient after-sales service in respect of the Products;

     6.1.16 observe all applicable laws and regulations in respect of the Products and obtain all necessary licences, consents and permissions required for the storage, marketing and sale of the Products in the Territory;

     6.1.17 obtain prior written consent from the Company for any advertising for the Products or any advertising which includes or refers to any of the Company's Intellectual Property;

     6.1.18 achieve the sales targets;

     6.1.19 comply with the terms of schedule 3; and

     6.1.20 not sell any product which it has not obtained from the Company and that is competitive with the Products.


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


7.   COMPANY'S OBLIGATIONS

7.1  The Company shall:

     7.1.1 provide the Distributor with such marketing and technical assistance that is reasonably required to assist the Distributor with the promotion, sale and installation of the Products;

     7.1.2 use its best efforts to provide the Distributor with adequate quantities of the Products as ordered by Distributor;

     7.1.3 give reasonable advance written notice of any significant change to any of the Products or of the Company's intention to discontinue selling any of the Products to the Distributor;

     7.1.4 offer to the Distributor any product of the Company which can reasonably be regarded as a replacement for or successor to any Product which the Company discontinues;

     7.1.5 provide the Distributor promptly with all information and assistance necessary to enable the Distributor properly to perform its obligations hereunder in respect of any modified or enhanced versions of the Products;

     7.1.6 invoice the Distributor for the Products to the Distributor and for any product support required by a customer;

     7.1.8 provide necessary training to customers if requested to do so by the Distributor or the customer, at the expense of the Distributor.

8.   INTELLECTUAL PROPERTY RIGHTS

8.1 All Intellectual Property rights in or relating to the Products and the Product Documentation are and shall remain the property of the Company or its licensors. The parties hereby agree that any improvements, innovations or discoveries made by the Distributor in connection with the Products and/or the Product Documentation shall be the sole and exclusive property of the Company. The Distributor hereby agrees that it shall co-operate fully with the Company to procure the registration and ownership of such improvements, innovations or discoveries ("Developments") in the name of the Company, including having its employees sign such documentation relating to the ownership of Developments.


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


8.2      The Distributor shall:

     8.2.1 not cause or knowingly permit anything to be done which may damage or endanger any of the Intellectual Property rights or assist others to do so;

     8.2.2 notify the Company immediately if the Distributor becomes aware of any illegal or unauthorised use of any of the Products or the Product Documentation or any of the Intellectual Property rights and assist the Company (at the Company's expense) in taking all steps necessary to defend the Company's rights therein;

     8.2.3 affix such notices to the Products or their packaging or advertising associated therewith or the Product Documentation as the Company may reasonably require;

     8.2.4 indemnify the Company for any liability incurred to third parties for any use by the Distributor and its customers or any of them of the Products or the Product Documentation or any of the Intellectual Property rights therein or relating thereto otherwise than in accordance with this Agreement;

     8.2.5 acknowledge that any goodwill or reputation for the Product generated by this Agreement will belong to the Company and, upon termination of this Agreement for whatever reason, the Distributor shall not be entitled to claim recompense or compensation for such enhanced goodwill or reputation. The provisions of this clause shall survive the termination of this Agreement;

     8.2.6 affix its own trademarks, service marks, trade names or other form of marking to the Products only if it obtains the prior written consent of the Company.


9.   CONFIDENTIALITY

9.1 Neither party shall use or divulge or communicate to any person (save where permitted by this Agreement or with the written authority of the other party or as may be required by law):

     9.1.1 any confidential information concerning the Products, customers, business, accounts, Know-How, finance or contractual arrangements or other dealings, transactions or affairs of the other party and its affiliates and subsidiaries which may come to the party's knowledge during the continuance of this Agreement (each party shall use its best efforts to prevent the unauthorised publication or disclosure of any such information or documents containing such information and to ensure that any person to whom such information or documents are disclosed by such party is aware that the same is confidential to the other party); or


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


     9.1.2 any of the terms of this Agreement.

9.2 Each party shall ensure that its employees are aware of and comply with the confidentiality and non-disclosure provisions contained in this Article 9 and shall indemnify the other party against loss or damage which the other may sustain or incur as a result of any breach of confidence by any such party's employees.

9.3 If either party becomes aware of any breach of confidence by any of its employees or any other Person, it shall promptly notify the other party and give the other party all reasonable assistance in connection with any proceedings which the other party may institute.

9.4 The provisions of this Article 9 shall survive the termination of this Agreement but the restrictions contained in sub-clause 9.1 shall cease to apply to any information which may come into the public domain otherwise than through unauthorised disclosure by the receiving party or its employees.

10.  RESERVATION OF RIGHTS

10.1 The Company reserves the right:

     10.1.1 to make modifications or additions to the Products or the Product Documentation or the packaging or finish thereof in any way whatsoever as the Company may in its discretion determine;

     10.1.2 to discontinue selling any of the Products to the Distributor; and

     10.1.3 to require the Distributor not to use or to cease to use any advertising or promotional materials in respect of the Products which the Company considers not to be in the Company's best interests;

     10.1.4 to refuse to accept any orders for Products from the Distributor;
          and

     10.1.5 to set aside marketing funds (as defined in schedule 5).

11.  TERMINATION

11.1 Notwithstanding anything else contained herein, this Agreement may be terminated by the Company forthwith on giving notice in writing to the Distributor if:

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

     11.1.1 the Distributor shall (or shall threaten to) sell, assign, part with or cease to carry on its business or that part of its business relating to the marketing, sale and installation of the Products; or

     11.1.2 control (as defined for the purposes of the United Kingdom Income and Corporation Taxes Act 1988, s 416) of the Distributor shall be transferred to any person or persons other than the person or persons in control of the Distributor at the date hereof (but the Company shall only be entitled to terminate within a period of 60 days after the Company has been notified in writing of the change in control);

11.2 Notwithstanding anything else contained herein, this Agreement may be terminated by either party forthwith on giving notice in writing to the other if:

     11.2.1 the other party commits any material or persistent breach of any term of this Agreement and (in the case of a breach capable of being remedied) shall have failed, within 30 days after the receipt of a request in writing from the other party so to do, to remedy the breach;

     11.2.2 the other party shall have a receiver or trustee appointed over it or over any part of its assets or shall pass a resolution for winding up or a court of competent jurisdiction shall make an order to that effect, or if the other party shall make an assignment for the benefit of its creditors or shall become insolvent.

11.3 Either Party shall have the right to terminate this Agreement upon sixty
     (60) days advance written notice to the other Party, with or without cause.

11.4 Each order for the Products that is accepted by the Company shall be regarded as a separate contract of sale and no default under any such order shall be grounds for terminating this Agreement.

12.  EFFECT OF TERMINATION

12.1 On the termination of this Agreement, all rights and obligations of the parties under this Agreement shall automatically terminate except for such rights of action as shall have accrued prior to such termination and any obligations which expressly or by implication are intended to come into or continue in force on or after such termination

12.2 The Distributor shall, immediately on termination:

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

     12.2.1 eliminate from all its literature, business stationery, publications, notices and advertisements all references to its being an authorised Distributor of the Company; and

     12.2.2 cause any software products held for demonstration purposes relating to the Company or the Products to be erased from all computers of or under the control of the Distributor and shall certify to the Company that the same has been done;

13.  LIABILITY AND RISK

13.1 Notwithstanding anything else contained in this Agreement, the Company shall not be liable to the Distributor for loss of profits or contracts or other indirect or consequential loss or damage whether arising from negligence, breach of contract or any other course of action relating to this Agreement. This provision does not exclude liability for death or personal injury caused by the Company's negligence.

13.2 Except as expressly provided in this Agreement, no warranty, condition, undertaking, or term, express or implied, statutory or otherwise, as to the condition, quality, performance, durability or fitness for purpose of the Products is given or assumed by the Company and all such warranties, conditions, undertakings and terms are hereby excluded.

14.  INDEMNITIY

14.1 The Company shall indemnify, keep indemnified and hold harmless the Distributor against any and all losses, claims, damages, costs, charges, expenses, liabilities, demands, proceedings and actions which the Distributor may sustain or incur or which may be brought or established against it by any Person and which in any case arise out of or in relation to or by reason of:

     14.1.1 any claim or allegation that any of the Products infringes any intellectual property rights of any third party;

     14.1.2 any claim that the Products are not of warranted quality and which are not due to the Distributor's action or any breach of its obligations under this Agreement.

14.2 The Distributor shall indemnify, keep indemnified and hold harmless the Company against any and all losses, claims, damages, costs, charges, expenses, liabilities, demands, proceedings and actions which the Company may sustain or incur or which may be brought or established against it by any Person and which in any case arise out of or in relation to or by reason of:

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

     14.2.1 any action in the performance of any of its obligations and/or in connection with the installation and of the Products;

     14.2.2 any action or omission of the Distributor or its employees;

     14.2.3 the manner in which the Distributor markets, sells and installs the Products (unless authorised by the Company);

     14.2.3 the independent supply by the Distributor of any products or services for use in conjunction with or in relation to the Products; or

     14.2.4 any breach or alleged breach of any applicable laws or regulations relating to the storage, marketing or sale by the Distributor of the Products

14.3 If any claim is made against either party for which indemnification is sought under this Article 14, the indemnified party shall consult with the other and shall co-operate with the other in relation to any reasonable request made by the other in respect of such claim.

14.4 Any indemnification under this Article 14 shall include all court costs, expenses of investigation, reasonable attorneys fees and all other reasonable expenses relating thereto.

15.  FORCE MAJEURE

     Neither Party shall be liable for any failure to perform any of its obligations hereunder (other than the payment of money) which results from an act of God, the elements, fire, flood, component shortages, riot, insurrection, industrial dispute, accident, war, embargoes, legal restrictions or any other cause beyond the control of the Party.

16.  ENTIRE AGREEMENT

     The parties have read and understand this Agreement (including the Schedules annexed hereto) and agree that it constitutes the complete and exclusive statement of the agreement between them with respect to the subject matter hereof (including the grant of a security interest by the Distributor to the Company) and supersedes all proposals, representations, understandings and prior agreements, whether oral or written, and all other communications between them relating thereto.

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

17.  WAIVER

     No delay or failure of either party in enforcing against the other party any term or condition of this Agreement and no partial exercise by either party of any right hereunder, shall be deemed to be a waiver of any right of that party under this Agreement.

18.  NOTICES

18.1 Any notice or other information required or authorised by this Agreement to be given by either party to the other may be given by hand or sent (by Federal Express or comparable courier service, facsimile transmission or comparable means of communication) to the other party at the address detailed at the beginning of this Agreement or such other address as may from time to time be notified in writing by one party to the other.

18.2 Any notice or other information given by courier pursuant to Article 18.1 which is not returned to the sender as undelivered shall be deemed to have been given two (2) business days after the envelope containing the same was so posted; and proof that the envelope containing any such notice or information was properly addressed, or pre-paid, and that it has not been so returned to the sender shall be sufficient evidence that such notice or information has been duly given.

19.  ASSIGNMENT

     This Agreement is personal to the parties and neither party may assign, transfer, or otherwise part with this Agreement or any right or obligation under it without the prior written consent of the other.

20.  NO AGENCY

     The relationship between the Company and the Distributor shall be that of seller and buyer. The Distributor, its officers, agents and employees, shall under no circumstances be considered the agents, employees or representatives of the Company. Neither Party shall have the right to enter into any contracts or binding commitments in the name of or on behalf of the other Party in any respect whatsoever.

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

21.  SEVERABILITY

     If any provision in this Agreement is found or held to be invalid or unenforceable, then the meaning of such provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement which shall remain in full force and effect unless the severed provision is essential and material to the rights or benefits received by either party. In such event, the parties shall use their best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly effects their intent in entering into this Agreement.

22.  LAW

     The validity, construction and performance of this Agreement shall be governed by the laws of the State of Arizona, USA and shall be subject to the exclusive jurisdiction of the courts of the State of Arizona and the federal courts sitting therein.

23.  AMENDMENT

     This Agreement cannot be amended, terminated or discharged except in writing signed by the party to be charged.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


BOSCOM LTD.
acting by


_____________________________
Office:

_____________________________


_____________________________


BOSANOVA INC.
acting by


_____________________________
Office:

_____________________________


_____________________________



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